UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2010

Commission File No. 000-53083

BBV VIETNAM S.E.A. ACQUISITION CORP.
(Name of registrant)

61 Hue Lane, Hai Ba Trung District
Hanoi, Vietnam
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒  Form 40-F☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☐

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

BBV VIETNAM S.E.A. ACQUISITION CORP. (“BBV” OR THE “COMPANY”) CLAIMS THE PROTECTION OF THE SAFE HARBOR FOR “FORWARD-LOOKING STATEMENTS” WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS ARE STATEMENTS THAT ARE NOT HISTORICAL FACTS. SUCH FORWARD-LOOKING STATEMENTS, BASED UPON THE CURRENT BELIEFS AND EXPECTATIONS OF MANAGEMENT OF THE COMPANY REGARDING, AMONG OTHER THINGS, THE COMPANY’S PROPOSED EXTENSION OF THE DATE ON WHICH BBV MUST COMPLETE ITS INITIAL BUSINESS COMBINATION FROM FEBRUARY 13, 2010 TO FEBRUARY 13, 2011 (THE “EXTENSION”), ARE SUBJECT TO RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER FROM THE FORWARD-LOOKING STATEMENTS. THE FOLLOWING FACTORS, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER FROM THOSE SET FORTH IN THE FORWARD-LOOKING STATEMENTS: (I) THE COMPANY’S ABILITY TO COMPLETE THE EXTENSION; (II) OFFICERS AND DIRECTORS ALLOCATING THEIR TIME TO OTHER BUSINESSES OR POTENTIALLY HAVING CONFLICTS OF INTEREST WITH THE COMPANY’S BUSINESS OR IN APPROVING THE EXTENSION; (III) SUCCESS IN RETAINING OR RECRUITING, OR CHANGES REQUIRED IN, THE COMPANY’S OFFICERS, KEY EMPLOYEES OR DIRECTORS FOLLOWING THE EXTENSION; (IV) THE POTENTIAL LIQUIDITY AND TRADING OF THE COMPANY’S PUBLIC SECURITIES; (V) THE COMPANY’S REVENUES AND OPERATING PERFORMANCE; (VI) CHANGES IN OVERALL ECONOMIC CONDITIONS; (VII) ANTICIPATED BUSINESS DEVELOPMENT ACTIVITIES OF THE COMPANY FOLLOWING THE EXTENSION; (VIII) RISKS AND COSTS ASSOCIATED WITH REGULATION OF CORPORATE GOVERNANCE AND DISCLOSURE STANDARDS (INCLUDING PURSUANT TO SECTION 404 OF THE SARBANES-OXLEY ACT OF 2002); AND (IX) OTHER RELEVANT RISKS DETAILED IN THE COMPANY’S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”). THE INFORMATION SET FORTH HEREIN SHOULD BE READ IN LIGHT OF SUCH RISKS. THE COMPANY DOES NOT ASSUME ANY OBLIGATION TO UPDATE THE INFORMATION CONTAINED IN THIS REPORT.

THE COMPANY INTENDS TO HOLD PRESENTATIONS FOR CERTAIN OF ITS SECURITYHOLDERS, AS WELL AS OTHER PERSONS WHO MIGHT BE INTERESTED IN PURCHASING THE COMPANY’S SECURITIES, REGARDING THE EXTENSION AND POTENTIAL BUSINESS COMBINATIONS, AS DESCRIBED IN THE PROXY STATEMENT.

THE COMPANY FILED THE PROXY STATEMENT AS AN EXHIBIT TO THIS FORM 6-K INTERIM REPORT, AND ON JANUARY 28, 2010 MAILED THE PROXY STATEMENT TO HOLDERS OF RECORD OF ITS SHARES AS OF JANUARY 21, 2010. SECURITYHOLDERS OF THE COMPANY AND OTHER INTERESTED PERSONS ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER DOCUMENTS FILED OR TO BE FILED BY THE COMPANY WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. SUCH PERSONS CAN ALSO READ THE COMPANY’S FINAL PROSPECTUS, DATED FEBRUARY 8, 2008, ITS ANNUAL REPORT ON FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009 (THE “ANNUAL REPORT”) AND OTHER REPORTS AS FILED WITH THE SEC, FOR A DESCRIPTION OF THE SECURITY HOLDINGS OF THE COMPANY’S OFFICERS AND DIRECTORS AND THEIR AFFILIATES AND THEIR RESPECTIVE INTERESTS IN THE SUCCESSFUL CONSUMMATION OF THE PROPOSED EXTENSION AND A BUSINESS COMBINATION. STOCKHOLDERS WILL ALSO BE ABLE TO OBTAIN A COPY OF THE PROXY STATEMENT, WITHOUT CHARGE, AND THE COMPANY’S OTHER FILINGS WITH THE SEC, AT THE SEC’S WEBSITE (www.sec.gov), BY MAILING A REQUEST TO BBV VIETNAM S.E.A. ACQUISITION CORPORATION, 61 HUE LANE, HAI BA TRUNG DISTRICT, HANOI, VIETNAM, ATTENTION: SECRETARY, BY CONTACTING ADVANTAGE PROXY, 24925 13TH PLACE SOUTH, DES MOINES, WASHINGTON 98198, TOLL FREE (877) 870-8565, OR AT THE COMPANY’S WEBSITE (www.bantrybay.net).

THE COMPANY AND ITS DIRECTORS AND EXECUTIVE OFFICERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FOR THE SPECIAL MEETING OF THE COMPANY’S STOCKHOLDERS TO BE HELD TO APPROVE THE PROPOSED EXTENSION. THE UNDERWRITERS OF THE COMPANY’S INITIAL PUBLIC OFFERING AND OTHER INVESTMENT BANKING ADVISORS MAY PROVIDE ASSISTANCE TO THE COMPANY AND ITS DIRECTORS AND EXECUTIVE OFFICERS, AND MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES. A SUBSTANTIAL PORTION OF THE UNDERWRITERS’ FEES RELATING TO THE COMPANY’S INITIAL PUBLIC OFFERING WERE DEFERRED PENDING STOCKHOLDER APPROVAL OF THE COMPANY’S INITIAL BUSINESS COMBINATION AND OTHER ADVISORS ENGAGED BY THE COMPANY WILL RECEIVE CERTAIN SUCCESS FEES UPON CONSUMMATION OF THE OF A BUSINESS COMBINATION, WHICH CANNOT BE COMPLETED UNLESS STOCKHOLDERS APPROVE THE PROPOSED EXTENSION.  ACCORDINGLY, STOCKHOLDERS ARE ADVISED THAT THE UNDERWRITERS AND SUCH OTHER ADVISORS HAVE A FINANCIAL INTEREST IN THE SUCCESSFUL OUTCOME OF THE PROXY SOLICITATION AND EXTENSION. INFORMATION ABOUT THE COMPANY’S DIRECTORS AND EXECUTIVE OFFICERS IS AVAILABLE IN ITS ANNUAL REPORT. ADDITIONAL INFORMATION REGARDING THE INTERESTS OF POTENTIAL PARTICIPANTS IS INCLUDED IN THE PROXY STATEMENT AND OTHER MATERIALS FILED BY THE COMPANY WITH THE SEC.

THE INFORMATION ON THE COMPANY’S WEBSITE IS NOT, AND SHALL NOT BE DEEMED TO BE, A PART OF THIS CURRENT REPORT OR INCORPORATED IN FILINGS THE COMPANY MAKES WITH THE SEC.

THIS COMMUNICATION SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES, NOR THERE ANY SALE OF SECURITIES IN ANY JURISDICTIONS IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION. NO OFFERING OF SECURITIES SHALL BE MADE EXCEPT BY MEANS OF A PROSPECTUS MEETING THE REQUIREMENTS OF SECTION 10 OF THE SECURITIES ACT OF 1933, AS AMENDED.

Other Events

On January 28, 2010, BBV Vietnam S.E.A. Acquisition Corp. (“BBV” or the “Company”), mailed a Notice of Special Meeting of Stockholders and Proxy Statement (the Notice and Proxy Statement”) seeking approval from holders of its common stock of a proposal to extend the date on which BBV must complete its initial business combination from February 13, 2010 to February 13, 2011 (the “Extension Proposal”).  BBV’s board of directors has fixed the close of business on January 21, 2010 as the date for determining BBV stockholders entitled to receive notice of and vote at the special meeting and any adjournment thereof.  The special meeting of stockholders of BBV will be held at 10:00 a.m. New York time on February 12, 2010 at the offices of Ellenoff Grossman & Schole LLP, 150 East 42nd Street, New York, New York 10017, for the sole purpose of considering and voting upon the Extension Proposal.  A copy of the Notice and Proxy Statement is attached hereto as Exhibit 99.1.

As previously reported by BBV on a Form 6-K filed with the Securities and Exchange Commission on August 3, 2009, BBV has entered into a letter of intent with Migami, Inc. (“Migami”), for the completion of a business combination and expects to complete a business combination on the terms contemplated by the prospectus dated February 8, 2008 relating to our initial public offering (the “IPO”).  BBV’s board of directors has determined it would be in the best interests of our stockholders to permit BBV to extend the date on which it must complete the business combination with Migami or another business combination as provided for in the Company’s amended and restated memorandum and articles of association.  As a result, the Company’s board of directors has determined it is in the best interests of our stockholders to extend the date we must complete our initial business combination until February 13, 2011.

As currently contemplated by BBV’s amended and restated articles of incorporation, if BBV does not complete a business combination on or prior to February 13, 2010 and stockholders do not approve the Extension Proposal, BBV shall wind up its corporate affairs, liquidate the trust account established for the benefit of the public stockholders and the public stockholders will receive liquidating distributions.  Through the Extension Proposal, our board of directors proposes to extend the date on which BBV must complete its initial business combination from February 13, 2010 to February 13, 2011.  All stockholders who vote against the Extension Proposal shall be entitled to elect to convert their public shares into their pro rata portion of the trust account.  In order to convert public shares, stockholders must (i) vote against the Extension Proposal, (ii) affirmatively elect conversion of their public shares and (iii) deliver such shares to Continental Stock Transfer & Trust Company, our transfer agent.  BBV estimates the per share pro rata portion of the trust account will be approximately $8.00 at the time of the special meeting.

Subject to the foregoing, the affirmative vote of a majority of BBV’s outstanding common stock voting on the Extension Proposal, and less than thirty percent (30%) of the public shares voting against the Extension Proposal and validly seeking conversion of their public shares into their pro rata portion of the trust account, will be required to approve the Extension Proposal.

As contemplated by the Notice and Proxy Statement, at any time prior to the special meeting, the Company, the Company’s sponsor, directors and officers, and/or their respective affiliates may negotiate arrangements to purchase public shares from institutional and other investors, or execute agreements to purchase such shares from them in the future, or they or the Company may enter into transactions with such persons and others to provide them incentives for acquiring public shares and voting such shares in favor of the Extension Proposal.  For example, persons entering into such transactions may receive a higher per-share price or additional securities from the Company’s sponsor for their agreement to vote in favor of the Extension Proposal.  Such arrangements may not be fair to, or in the best interest of, those stockholders not receiving any such additional consideration.

The Company has engaged Advantage Proxy, 24925 13th Place South, Des Moines, Washington 98198, to act as proxy solicitor. Their toll free telephone number is (877) 870-8565

On January 28, 2010, BBV issued a press release announcing that the Company was seeking stockholder approval for the Extension Proposal.

Additional Information

The Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies for special meeting of stockholders to be held to approve the Extension Proposal. Information regarding the Company's directors and executive officers is available in its Form 20-F for the year ended December 31, 2008 filed with the U.S. Securities and Exchange Commission. No person other than the Company has been authorized to give any information or to make any representations on behalf of the Company in connection with the extension, and if given or made, such other information or representations must not be relied upon as having been made or authorized by the Company.

Financial Statement and Exhibits.

Exhibit	Description

99.1	Notice of Special Meeting of Stockholders and Proxy Statement, dated January 28, 2010

99.2	Press Release, dated January 28, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized, as of the date indicated below.

BBV VIETNAM S.E.A. ACQUISITION CORP.

	By:	/s/ Eric M. Zachs
Eric M. Zachs President

Date: January 28, 2010